June 2008
Pricing Sheet dated June 6, 2008 relating to
Preliminary Terms No. 680 dated May 23, 2008 to
Registration Statement No. 333-131266
Filed pursuant to Rule 433

STRUCTURED INVESTMENTS
Opportunities in Equities
RevConsSM
Based on the Shares of the iShares® MSCI Brazil Index Fund due December 11, 2008
Reverse Convertible Securities
PRICING TERMS – JUNE 6, 2008
Issuer:	Morgan Stanley
Aggregate principal amount:	$4,684,000
Stated principal amount:	$1,000 per RevCons
Issue price:	$1,000 per RevCons
Maturity date:	December 11, 2008
Underlying shares:	Shares of the iShares MSCI Brazil Index Fund
Payment at maturity:
Either (i) the stated principal amount of $1,000 or (ii) if the closing price of the underlying shares on the determination date is less than the initial share price and the closing price of the underlying shares has declined to or below the trigger price on any trading day up to and including the determination date, (x) a number of shares of the iShares MSCI Brazil Index Fund equal to the exchange ratio or (y) at our option, the cash value of those shares as of the determination date.

Trigger event:	Closing price trigger event
Exchange ratio:	10.54852 (the stated principal amount divided by the initial share price, subject to adjustments for corporate events)
Trigger level:	80%
Trigger price:	$75.84 (the trigger price is equal to the product of the trigger level times the initial share price)
Determination date:	December 8, 2008 (three business days before the maturity date)
Coupon:	13% per annum, payable monthly beginning July 11, 2008
Initial share price:	$94.80, which is the closing price of one share of the underlying shares on the pricing date
Pricing date:	June 6, 2008
Original issue date:	June 11, 2008
Listing:	The RevCons will not be listed on any securities exchange.
CUSIP:	6174466Y0
Agent:	Morgan Stanley & Co. Incorporated
Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Company
Per RevCons	$1,000	$15	$985
Total	$4,684,000	$70,260	$4,613,740

(1)	For additional information, see “Plan of Distribution” in the accompanying prospectus supplement for reverse convertible securities (“RevCons”).

You should read this document together with the preliminary terms describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms. No. 680 dated May 23, 2008
Prospectus Supplement for RevCons dated March 2, 2007
Prospectus dated January 25, 2006

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.